Maybank

06019359

Our file ref. : GSS/M201

Date : 14 December 2006
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	1 December 2006	Completion of the Divestment of Mayban Unit Trust Berhad ("MUTB") to Amanah Saham Nasional Berhad by Maybank Group

Yours faithfully
for **MAYBANK**,

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

RECEIVED
2006 DEC 18 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

Enc.

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Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 01/12/2006 05:53:32 PM
Reference No MB-061201-59598

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

COMPLETION OF THE DIVESTMENT OF MAYBAN UNIT TRUST BERHAD ("MUTB") TO AMANAH SAHAM NASIONAL BERHAD BY MAYBANK GROUP

* **Contents :-**

We refer to the announcement on 29 May 2006 in relation to the Sale and Purchase Agreement ("SPA") entered between Malayan Banking Berhad ("Maybank"), Aseambankers Malaysia Berhad ("Aseambankers") and Mayban Securities Sdn Bhd (" MSSB") with Amanah Saham Nasional Berhad ("ASNB") for the purchase of the entire issued and paid up capital of MUTB.

Subsequently, on 27 November 2006, an announcement was made on the extension of the Condition Fulfillment Period as defined in the SPA to 2 February 2007.

Maybank hereby wishes to announce that all the conditions precedent set out in the SPA have now been satisfied. Accordingly, the disposal of the entire issued and paid up capital of MUTB by the Maybank Group representing 4,000,000 ordinary shares of RM1.00 each in MUTB was completed on 30 November 2006.

With the completion of the disposal, MUTB has ceased to be a subsidiary of the Maybank Group with effect from 30 November 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: